EXHIBIT 99.1

THOMSON REUTERS CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of our financial condition and results of operations. We recommend that you read this in conjunction with our interim financial statements for the three and nine months ended September 30, 2013, our 2012 annual financial statements and our 2012 annual management’s discussion and analysis. This management’s discussion and analysis is dated as of October 29, 2013.

About Thomson Reuters - We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision-makers. Through approximately 60,000 employees in over 100 countries, we deliver this must-have insight to the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization.

We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets. Within each of the market segments that we serve, we bring in-depth understanding of our customers’ needs, flexible technology platforms, proprietary content and scale. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention.

Contents - We have organized our management’s discussion and analysis in the following key sections:

•	Overview – a brief discussion of our business;

•	Results of Operations – a comparison of our current and prior period results;

•	Liquidity and Capital Resources – a discussion of our cash flow and debt;

•	Outlook – our current financial outlook for 2013;

•	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and others;

•	Subsequent Events – a discussion of material events occurring after September 30, 2013 and through the date of this management’s discussion and analysis;

•	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements;

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies;

•	Additional Information – other required disclosures; and

•	Appendices – supplemental information and discussion.

We prepare our financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This management’s discussion and analysis also includes certain non-IFRS financial measures which we use as supplemental indicators of our operating performance and financial position and for internal planning purposes.

References in this discussion to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. In addition, “bp” means “basis points” and “na” and “n/m” refer to “not applicable” and “not meaningful”, respectively. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Forward-looking statements - This management's discussion and analysis also contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our expectations regarding:

•	General economic conditions and market trends and their anticipated effects on our business segments;

•	Our 2013 financial outlook;

•	Shareholder returns (including buyback plans and dividend policy);

•	Plans to reduce acquisition spending relative to the last few years; and

•	Our liquidity and capital resources available to us to fund our ongoing operations, investments and returns to shareholders.

For additional information related to forward-looking statements and material risks associated with them, refer to the section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

OVERVIEW

KEY HIGHLIGHTS
Third quarter performance:
Our third quarter performance was consistent with full-year expectations. We are pleased with the progress that we continue to make despite challenging market conditions, particularly in the financial services and legal sectors.

In the third quarter of 2013, revenues from ongoing businesses increased 2% before currency(1). This performance reflected 6% combined growth from our Legal, Tax & Accounting and Intellectual Property & Science businesses, which was partially offset by a 1% decline in Financial & Risk’s revenues. The 2% increase in revenues from ongoing businesses before currency reflected a 3% contribution from acquisitions, which was offset by a 1% decline in existing businesses.

•	Financial & Risk’s revenues decreased 1%. As we have previously stated, we do not believe that Financial & Risk will achieve revenue improvement in 2013 compared to 2012, due to the subscription nature of its business and the lag effect of cumulative negative net sales over the prior 12 months. The revenue decrease reflected a 2% contribution from acquisitions which was offset by a 3% decline in existing businesses. Net sales continued to improve and were positive in the third quarter for the first time in over two years. However, we expect Financial & Risk’s net sales for the fourth quarter will be negative, as we typically see various customers reset their cost base at the end of the year. The business also continued to reduce its cost structure.

•	Legal’s revenues rose 3% driven by a 4% contribution from acquisitions, notably Practical Law Company (PLC). Revenues from existing businesses declined 1%, as 2% subscription revenue growth was more than offset by declines in U.S. print and Latin America business revenues.

•	Tax & Accounting revenues increased 10%, of which 6% was from existing businesses. The increase from existing businesses was driven by 9% growth in subscription revenues reflecting the continued strength of our offerings and healthy conditions prevailing in the global tax and accounting market.

•	Intellectual Property & Science revenues increased 10% due to a 7% contribution from acquisitions as well as 3% growth from existing businesses that was driven by subscription revenue.

•	Our Global Growth & Operations (GGO) unit, which works across our businesses to combine our global capabilities, increased revenues 9%, of which 4% was from existing businesses. On an annualized basis, GGO comprises about $1 billion of our company’s total revenues.

Despite the decline in revenues from existing businesses, adjusted EBITDA(1) increased 4% and the related margin increased 100bp to 27.5%, reflecting our ongoing cost reduction efforts as well as foreign exchange. Underlying operating profit(1) increased 3%, and the related margin increased 30bp reflecting the same factors that impacted adjusted EBITDA as well as higher depreciation and amortization expense. Adjusted EPS(1) was unchanged at $0.48 per share, as higher underlying operating profit was offset by higher tax expense.

Recent developments:
In connection with our simplification initiatives, we expect to record a charge of approximately $350 million, which would be incurred primarily in the fourth quarter of 2013 with a portion to be recorded in 2014. These charges would be incurred across the company (but primarily in Financial & Risk), and are expected to help accelerate cost savings opportunities.

As our business strategy shifts to become more of an enterprise company with a greater focus on growing our existing businesses, sharing core capabilities and leveraging scale, we are evolving our capital strategy. Specifically, we expect that our strong free cash flow performance, together with plans to reduce our acquisition spending and a modest increase in our leverage target will allow us to return more cash to shareholders. These returns will include up to $1.0 billion in share buybacks that we are targeting by the end of 2014.  We also plan to contribute $500 million to our pension plans in the fourth quarter of 2013 to pre-fund certain obligations. While we are modestly increasing our leverage target, we remain committed to maintaining a strong capital structure and solid investment grade debt credit ratings.

2013 Outlook:
We recently reaffirmed our 2013 full-year business outlook that we originally communicated in February, excluding the impact of the charge and pension contribution noted above. For 2013, we continue to expect low single digit revenue growth(1), underlying operating profit margin(1) between 16.5% and 17.5%, adjusted EBITDA margin(1) between 26% and 27% and free cash flow(1) between $1.7 billion and $1.8 billion. Additional information is provided in the “Outlook” section of this management’s discussion and analysis.

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

OUR ORGANIZATIONAL STRUCTURE

Our company is organized as a group of strategic business units: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science, supported by a corporate center. We believe this structure allows us to best meet the complex demands of our customers, capture growth opportunities and achieve efficiencies. We also operate a Global Growth & Operations (GGO) organization which works across our business units to identify opportunities in faster growing geographic areas. We do not report GGO as a separate business unit, but rather include its results within our strategic business units. Our Reuters News business is managed and reported within our corporate center.

SEASONALITY

Our revenues and operating profits on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated revenues and operating profits.

USE OF NON-IFRS FINANCIAL MEASURES

In addition to our results reported in accordance with IFRS, we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position and for internal planning purposes. These non-IFRS financial measures include:

•	Revenues from ongoing businesses;

•	Revenues at constant currency (before currency or revenues excluding the effects of foreign currency);

•	Underlying operating profit and the related margin;

•	Adjusted EBITDA and the related margin;

•	Adjusted EBITDA less capital expenditures and the related margin;

•	Adjusted earnings and adjusted earnings per share;

•	Net debt;

•	Free cash flow; and

•	Free cash flow from ongoing businesses.

We report non-IFRS financial measures as we believe their use provides more insight into and understanding of our performance. Refer to Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the sections of this management’s discussion and analysis entitled “Results of Operations”, “Liquidity and Capital Resources” and Appendix B for reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures.

RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Within this management’s discussion and analysis, we discuss our results of operations on both an IFRS and non-IFRS basis. Both bases exclude discontinued operations and include the performance of acquired businesses from the date of purchase. Prior period amounts have been restated to reflect the retrospective application of amendments to IAS 19, Employee Benefits, and the adoption of IFRS 11, Joint Arrangements. See note 2 of our interim financial statements for the three and nine months ended September 30, 2013 for information regarding changes in accounting policies.

Consolidated results

We discuss our consolidated results from continuing operations on an IFRS basis, as reported in our income statement. Additionally, we discuss our consolidated results on a non-IFRS basis using the measures described within the “Use of Non-IFRS Financial Measures” section. Among other adjustments, our non-IFRS revenue and profitability measures as well as free cash flow from ongoing businesses exclude Other Businesses, which is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

Segment results

We discuss the results of our four reportable segments as presented in our interim financial statements for the three and nine months ended September 30, 2013: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science.

We also provide information on “Corporate & Other” and “Other Businesses”. The items in these categories neither qualify as a component of another reportable segment nor as a separate reportable segment.

•	Corporate & Other includes expenses for corporate functions, certain share-based compensation costs and the Reuters News business, which is comprised of the Reuters News Agency and consumer publishing.

•	Other Businesses is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. The results of Other Businesses are not comparable from period to period as the composition of businesses changes due to the timing of completed divestitures.

Prior-period amounts have been reclassified to reflect the current presentation. Note 3 of our interim financial statements for the three and nine months ended September 30, 2013 includes a reconciliation of results from our reportable segments to consolidated results as reported in our income statement.

In analyzing our revenues from ongoing businesses at both the consolidated and segment levels, we separately measure the effect of foreign currency changes. We separately measure both the revenue growth of existing businesses and the impact of acquired businesses on our revenue growth, on a constant currency basis.

CONSOLIDATED RESULTS

	Three months ended September 30,				Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2013	2012	Change		2013	2012	Change
IFRS Financial Measures
Revenues	3,086	3,181	(3%)		9,424	9,768	(4%)
Operating profit	316	372	(15%)		1,303	2,033	(36%)
Diluted earnings per share	$0.33	$0.53	(38%)		$0.58	$1.97	(71%)

Non-IFRS Financial Measures
Revenues from ongoing businesses	3,073	3,052	1%		9,278	9,198	1%
Adjusted EBITDA	845	809	4%		2,460	2,417	2%
Adjusted EBITDA margin	27.5%	26.5%	100	bp	26.5%	26.3%	20	bp
Adjusted EBITDA less capital expenditures	633	582	9%		1,710	1,717	-
Adjusted EBITDA less capital expenditures margin	20.6%	19.1%	150	bp	18.4%	18.7%	(30	)bp
Underlying operating profit	548	534	3%		1,579	1,598	(1%)
Underlying operating profit margin	17.8%	17.5%	30	bp	17.0%	17.4%	(40	)bp
Adjusted earnings per share	$0.48	$0.48	-		$1.34	$1.35	(1%)

Foreign currency effects. With respect to the average foreign exchange rates that we use to report our results, the U.S. dollar strengthened against the British pound sterling and the Japanese yen, but weakened against the Euro in the third quarter of 2013 compared to the same period in 2012. Given our currency mix of revenues and expenses around the world, these fluctuations had a negative impact on our consolidated revenues in U.S. dollars, but positively impacted our adjusted EBITDA and underlying operating profit margins.

Revenues.

	Three months ended September 30,			Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	3,073	3,052	(1%)	3%	2%	(1%)	1%
Other Businesses	13	129	n/m	n/m	n/m	n/m	n/m
Revenues	3,086	3,181	n/m	n/m	n/m	n/m	(3%)

	Nine months ended September 30,			Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	9,278	9,198	(1%)	3%	2%	(1%)	1%
Other Businesses	146	570	n/m	n/m	n/m	n/m	n/m
Revenues	9,424	9,768	n/m	n/m	n/m	n/m	(4%)

Revenues from ongoing businesses increased on a constant currency basis in both the three and nine-month periods. Revenues for Legal, Tax & Accounting and Intellectual Property & Science segments increased 6% on a combined basis in each period, partially offset by a 1% decline in our Financial & Risk segment. Acquisitions contributed to revenue growth across all segments in both periods. Revenues from existing businesses decreased primarily due to the lag effect of cumulative negative net sales over the prior 12 months in our Financial & Risk segment as well as lower revenues in our Legal segment.

Our GGO organization is focused on supporting our businesses in the following geographic areas: Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations/North Asia, Russia and countries comprising the Commonwealth of Independent States and Turkey. Revenues from these geographic areas represented approximately 9% of our revenues in each of the three and nine-month periods and grew 9% and 12% on a constant currency basis (4% and 6% from existing businesses) in the three and nine-month periods, respectively.

Operating profit, underlying operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures.

	Three months ended September 30,				Nine months ended September 30,
(millions of U.S. dollars)	2013	2012	Change		2013	2012	Change
Operating profit	316	372	(15%)		1,303	2,033	(36%)
Adjustments to remove:
Amortization of other identifiable intangible assets	165	158			482	459
Fair value adjustments	70	34			(21)	21
Other operating losses (gains), net	6	18			(124)	(802)
Operating profit from Other Businesses	(9)	(48)			(61)	(113)
Underlying operating profit	548	534	3%		1,579	1,598	(1%)
Remove: depreciation and amortization of computer software (excluding Other Businesses)	297	275			881	819
Adjusted EBITDA(1)	845	809	4%		2,460	2,417	2%
Remove: capital expenditures, less proceeds from disposals (excluding Other Businesses)	212	227			750	700
Adjusted EBITDA less capital expenditures(1)	633	582	9%		1,710	1,717	-

Underlying operating profit margin	17.8%	17.5%	30	bp	17.0%	17.4%	(40	)bp
Adjusted EBITDA margin	27.5%	26.5%	100	bp	26.5%	26.3%	20	bp
Adjusted EBITDA less capital expenditures margin	20.6%	19.1%	150	bp	18.4%	18.7%	(30	)bp

(1)	See Appendix B for a reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Operating profit decreased in the third quarter of 2013 primarily due to the sale of Other Businesses and higher unfavorable fair value adjustments. Operating profit decreased in the nine-month period primarily because the second quarter of 2012 reflected a significant gain from the sale of our Healthcare business.

Adjusted EBITDA and the related margin for both periods increased due to lower expenses resulting from a reduced cost structure. Additionally, adjusted EBITDA in the nine-month period reflected the impact of higher severance charges, which were primarily incurred in Financial & Risk in the first quarter of 2013. Despite higher depreciation and amortization from recent product launches and newly acquired businesses, underlying operating profit and the related margin increased in the third quarter. In the nine-month period, however, underlying operating profit and the related margin decreased due to higher depreciation and amortization, as well as the higher severance charges. Foreign currency increased adjusted EBITDA and underlying operating margins by 50bp in the third quarter, but had no impact on margins in the nine-month period.

Adjusted EBITDA less capital expenditures increased during the third quarter due to the same factors as adjusted EBITDA, as well as lower capital expenditures. However, adjusted EBITDA less capital expenditures for the nine-month period was essentially unchanged and reflected timing of capital expenditures related to a large multi-year software contract  and higher severance charges, both of which were largely incurred in the first quarter of 2013.

In connection with our simplification initiatives, we expect to record a charge of approximately $350 million, which would be incurred primarily in the fourth quarter of 2013 with a portion to be recorded in 2014. These charges would be incurred across the company (but primarily in Financial & Risk). The accelerated cost reduction actions are expected to drive approximately $300 million of annual cost savings opportunities. The charge will impact adjusted EBITDA and underlying operating profit margins.

Operating expenses.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2013	2012	Change	2013	2012	Change
Operating expenses	2,302	2,358	(2%)	6,882	7,249	(5%)
Adjustments to remove:
Fair value adjustments(1)	(70)	(34)		21	(21)
Other Businesses	(4)	(81)		(85)	(447)
Operating expenses, excluding fair value adjustments and Other Businesses	2,228	2,243	(1%)	6,818	6,781	1%

(1)	Fair value adjustments primarily represent non-cash accounting adjustments from the revaluation of embedded foreign exchange derivatives within certain customer contracts due to fluctuations in foreign exchange rates and mark-to-market adjustments from certain share-based awards.

Operating expenses, excluding fair value adjustments and Other Businesses, decreased in the third quarter as lower expenses from the reduction of our cost structure and currency mitigated increases associated with newly acquired businesses. In the nine-month period, operating expenses, excluding fair value adjustments and Other Businesses, increased as a result of higher severance charges related to reducing Financial & Risk’s workforce, of which the majority were incurred in the first quarter of 2013.

Depreciation and amortization.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2013	2012	Change	2013	2012	Change
Depreciation	102	103	(1%)	310	320	(3%)
Amortization of computer software	195	172	13%	571	509	12%
Subtotal	297	275	8%	881	829	6%
Amortization of other identifiable intangible assets	165	158	4%	482	459	5%

•	Depreciation and amortization of computer software on a combined basis increased in both periods reflecting investments in products such as Thomson Reuters Eikon and Thomson Reuters Elektron, the amortization of assets from recently acquired businesses, and the write-down of a software asset.

•	Amortization of other identifiable intangible assets increased in both periods due to amortization from newly-acquired assets, which more than offset decreases from the completion of amortization for certain identifiable assets acquired in previous years.

Other operating (losses) gains, net.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Other operating (losses) gains, net	(6)	(18)	124	802

In the nine-month periods, other operating gains, net, were primarily comprised of the 2013 gain from the sale of our Corporate Services business and from the 2012 gains from the sale of our Healthcare, Portia and the Trade and Risk Management businesses.

Net interest expense.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2013	2012	Change	2013	2012	Change
Net interest expense	109	106	3%	348	342	2%

Interest expense for the three and nine-month periods increased as the 2012 periods included a benefit attributable to a reduction of interest on certain tax liabilities which were reversed. This impact was partially offset by a decrease in interest expense as a result of our 2013 new debt issuance and repayment of outstanding debt at maturity (see “Liquidity and Capital Resources – Cash Flow”). As of September 30, 2013, over 90% of our long-term debt obligations paid interest at fixed rates (after swaps), so the balance of interest expense was relatively unchanged.

Other finance income (costs).

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Other finance income (costs)	38	30	(34)	44

Other finance income (costs) primarily included gains or losses realized from changes in foreign currency exchange rates on certain intercompany funding arrangements and gains or losses related to freestanding derivative instruments.

Share of post-tax earnings in equity method investments.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Share of post-tax earnings in equity method investments	5	8	24	23

Our share of post-tax earnings in equity method investments included our former joint venture in Omgeo, a provider of trade management services and other equity method investments. Omgeo was classified as held for sale in the third quarter of 2013. See “Subsequent Events”. The nine months ended September 30, 2012 included losses from other equity method investments.

Tax benefit (expense).

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Tax benefit (expense)	33	147	(423)	(83)

The comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. Additionally, the tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

In the nine months ended September 30, 2013, we recorded tax charges of $396 million in conjunction with intercompany sales of certain technology and content assets between our wholly owned subsidiaries. These transactions are part of our continuing efforts to further consolidate the ownership and management of these assets. The intercompany gains that arose from these transactions were eliminated in consolidation. We recorded the tax charges with an offsetting deferred tax liability, as the majority of the tax is expected to be paid over the next seven years, in varying annual amounts, in conjunction with the repayment of interest-bearing notes that were issued as consideration in the transactions. We were not able to recognize deferred tax assets in the acquiring subsidiaries, principally because the tax basis is not deductible in those subsidiaries.

The following table sets forth significant components within income tax expense that impact comparability from period to period, including tax expense associated with items that are removed from adjusted earnings.

(Expense) benefit	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Discrete tax items:
Consolidation of technology and content assets(1)	-	-	(396)	-
Uncertain tax positions(2)	10	69	12	153
Adjustments related to the prior year(3)	-	42	-	42
Corporate tax rates(4)	4	2	5	16
Other(5)	6	2	27	13
Subtotal	20	115	(352)	224

Tax related to:
Sale of businesses(6)	(3)	5	(26)	(179)
Operating profit of Other Businesses	(2)	(13)	(15)	(29)
Fair value adjustments	24	11	1	5
Other items	(1)	(10)	-	(12)
Subtotal	18	(7)	(40)	(215)
Total	38	108	(392)	9

(1)	Relates to the consolidation of the ownership and management of our technology and content assets.

(2)	Relates to the reversal of tax reserves in connection with favorable developments regarding tax disputes.

(3)	Relates to changes in estimates identified during the preparation of our income tax returns.

(4)	Relates to the net reduction of deferred tax liabilities due to changes in corporate tax rates that were substantively enacted in certain jurisdictions.

(5)	Primarily relates to the recognition of deferred tax benefits in connection with acquisitions and disposals.

(6)	In the nine-month period of 2013, primarily relates to the sale of the Corporate Services business which was comprised of the Investor Relations, Public Relations and Multimedia Solutions businesses; in the nine-month period of 2012, primarily relates to the sale of the Healthcare business and the Trade and Risk Management business.

Because the items described above impact the comparability of our tax expense for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. Accordingly, in our calculation of adjusted earnings for the three and nine-month periods, we have removed the impact of the tax charges associated with the consolidation of technology and content assets. However, within our tax provision on adjusted earnings, we amortize $384 million of the charge on a straight-line basis over seven years, the period in which the tax liabilities are expected to be paid. Additionally, in the nine-month period, we have fully expensed the portion of the tax charge that is payable in 2013 ($12 million). We believe this treatment more appropriately reflects our tax position because these tax charges are an actual tax expense that we will have to pay, but the majority of the charges are expected to be paid over seven years, in varying annual amounts. While we anticipate these transactions will be relatively neutral on a net cash tax basis over the near term, we expect that these transactions will produce ongoing tax benefits to more than offset the tax cost.

The computation of our adjusted tax expense is set forth below:

(Expense) benefit	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Tax (expense) benefit	33	147	(423)	(83)
Remove: Items from above impacting comparability	(38)	(108)	392	(9)
Other adjustments:
Interim period effective tax rate normalization	(9)	(60)	3	(8)
Tax charge amortization(1)	(16)	-	(48)	-
Total tax expense on adjusted earnings	(30)	(21)	(76)	(100)

(1)	Relates to tax charges associated with the consolidation of the ownership and management of our technology and content assets. Both periods reflect the amortization of a tax charge of $384 million on a straight line basis over seven years. Additionally, the nine-month period includes a $12 million charge related to amounts payable in 2013.

During the remainder of 2013, we expect to record additional tax charges in conjunction with the further consolidation of technology and content assets. The amount of the future tax charges is uncertain, pending the final valuation of the assets. However, based on current estimates, we expect the remaining 2013 tax charges to be in the range of $400 million to $600 million. We do not expect to incur significant charges for similar transactions after 2013.

Net earnings and earnings per share.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2013	2012	Change	2013	2012	Change
Net earnings	283	453	(38%)	528	1,674	(68%)
Diluted earnings per share	$0.33	$0.53	(38%)	$0.58	$1.97	(71%)

Net earnings and the related per share amount decreased in the third quarter of 2013 due to lower operating profit as well as higher tax benefits recorded in 2012. Net earnings and the related per share amount decreased in the nine-month period primarily from lower gains on disposals of businesses and higher tax expense.

Adjusted earnings and adjusted earnings per share.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars, except per share amounts and share data)	2013	2012	Change	2013	2012	Change
Earnings attributable to common shareholders	271	441	(39%)	488	1,637	(70%)
Adjustments to remove:
Operating profit from Other Businesses	(9)	(48)		(61)	(113)
Fair value adjustments	70	34		(21)	21
Other operating losses (gains), net	6	18		(124)	(802)
Other finance (income) costs	(38)	(30)		34	(44)
Share of post-tax earnings in equity method investments	(5)	(8)		(24)	(23)
Tax on above items	(18)	7		40	215
Discrete tax items(1)	(20)	(115)		352	(224)
Amortization of other identifiable intangible assets	165	158		482	459
Discontinued operations	-	(2)		(6)	1
Interim period effective tax rate normalization	(9)	(60)		3	(8)
Tax charge amortization(2)	(16)	-		(48)	-
Dividends declared on preference shares	-	-		(2)	(2)
Adjusted earnings	397	395	1%	1,113	1,117	-
Adjusted earnings per share (adjusted EPS)	$0.48	$0.48	-	$1.34	$1.35	(1%)
Diluted weighted-average common shares (millions)	832.1	828.4		831.7	829.7

(1)	See the “Tax expense” section above.

(2)	Reflects amortization of tax charges associated with the consolidation of technology and content assets. See the “Tax expense” section above.

In the third quarter of 2013, adjusted earnings and the related per share amount were essentially unchanged as an increase in underlying operating profit was offset by higher tax expense. Foreign currency positively impacted adjusted earnings per share by $0.01 compared to the prior-year period. In the nine-month period, adjusted earnings was essentially unchanged and the related per share amount decreased slightly as lower underlying operating profit and higher interest expense were offset by lower income taxes. Foreign currency negatively impacted adjusted earnings per share by $0.01 compared to the prior year.

SEGMENT RESULTS

A discussion of the operating results of each of our reportable segments follows.

•	Results from the Reuters News business and Other Businesses are excluded from our reportable segments as they do not qualify as a component of our four reportable segments, nor as a separate reportable segment.
•	We use segment operating profit to measure the operating performance of our reportable segments.
o	The costs of centralized support services such as technology, news, real estate, accounting, procurement, legal, human resources and strategy are allocated to each segment based on usage or other applicable measures.
o	We define segment operating profit as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; and (iv) corporate-related items (including corporate expense and fair value adjustments). We use this measure because we do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our reportable segments.
o	We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.
o	Our definition of segment operating profit may not be comparable to that of other companies.
•	As a supplemental measure of segment operating performance, we add back depreciation and amortization of computer software to segment operating profit to arrive at each segment’s EBITDA and the related margin as a percentage of revenues. Refer to Appendix B for additional information.

Financial & Risk

	Three months ended September 30,			Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Trading	612	645	(5%)	-	(5%)	-	(5%)
Investors	534	543	(1%)	-	(1%)	(1%)	(2%)
Marketplaces	430	439	(3%)	3%	-	(2%)	(2%)
Governance, Risk & Compliance (GRC)	64	55	16%	5%	21%	(5%)	16%
Revenues	1,640	1,682	(3%)	2%	(1%)	(1%)	(2%)
EBITDA	433	403					7%
EBITDA margin	26.4%	24.0%					240bp
Segment operating profit	275	250					10%
Segment operating profit margin	16.8%	14.9%					190bp

	Nine months ended September 30,			Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Trading	1,858	1,985	(6%)	-	(6%)	-	(6%)
Investors	1,602	1,630	(1%)	-	(1%)	(1%)	(2%)
Marketplaces	1,337	1,315	(2%)	6%	4%	(2%)	2%
Governance, Risk & Compliance (GRC)	178	158	11%	3%	14%	(1%)	13%
Revenues	4,975	5,088	(3%)	2%	(1%)	(1%)	(2%)
EBITDA	1,213	1,247					(3%)
EBITDA margin	24.4%	24.5%					(10)bp
Segment operating profit	735	793					(7%)
Segment operating profit margin	14.8%	15.6%					(80)bp

Revenues declined on a constant currency basis in both the three and nine-month periods as growth from acquired businesses was more than offset by a decline in revenues from existing businesses, which reflected the lag effect of cumulative negative net sales over the prior 12 months. The decline in Trading and Investors was partially offset by growth in GRC and, in the nine-month period, growth in Marketplaces.

In the third quarter of 2013, Financial & Risk’s net sales were positive for the first time in over two years. The third quarter of 2013 represented the fourth consecutive quarter of year over year improvement in quarterly net sales. The continued trend of improving net sales reflected increased demand for Thomson Reuters Eikon and Thomson Reuters Elektron, as well as higher customer retention rates.  All global regions reflected improvement in net sales. However, the headwinds facing the largest global banks, particularly in Europe, continue to cause uncertainty for our Financial & Risk business. As such, we expect Financial & Risk’s net sales to be negative in the fourth quarter, as banks typically reset their cost base at the end of the year.

We continued to make progress transforming our Financial & Risk business in the third quarter through the following activities:

•	We shut down our Bridge network, migrating users to Thomson Reuters Eikon and Thomson Reuters Elektron.
o	This represented Financial & Risk’s third major platform closure this year, in line with strategic priorities.

•	We increased the number of Thomson Reuters Eikon customers by 25% from June 30, 2013.
o	By the end of 2013, we expect to have upgraded approximately 55% of Financial & Risk’s desktop revenue base to Thomson Reuters Eikon. The remaining 25% of desktop revenue scheduled to be upgraded to Thomson Reuters Eikon is expected to take place gradually over the next few years. We expect to release Thomson Reuters Eikon 4.0 later this year.

•	We recently announced plans to accelerate simplification initiatives, largely within the Financial & Risk business.
o	Financial & Risk expects to record significant charges, primarily relating to severance, in the fourth quarter of 2013, but with a portion to be recorded in 2014. We expect these charges will reduce Financial & Risk’s ongoing costs.

Results by revenue type were as follows:	Third Quarter 2013 Revenues

•      Subscription revenues declined 2%, (3% from existing businesses), in the third quarter reflecting negative, but improving net sales. In the nine-month period, revenues declined 3%, all from existing businesses. Thomson Reuters Eikon billed desktops grew to approximately 76,000 by September 30, 2013, a 25% increase from June 30, 2013. The number of installed Thomson Reuters Eikon desktops increased to approximately 96,000 as of September 30, 2013, which included 20,000 customers who are using the product, but who have not yet cycled on to the billing system. These customers are expected to cycle on to the billing system in the October billing cycle.

•      Recoveries revenues (low-margin revenues that Financial & Risk collects and largely passes-through to a third party provider, such as stock exchange fees) decreased 4% in the three and nine-month periods due to declines in desktops as well as third party providers continuing to move to direct billing of customers.

•      Transaction revenues increased 5% and 15% for the three and nine-month periods, respectively, driven by the 2012 acquisition of FXall. Revenues from existing businesses declined 3% in the third quarter of 2013 due to lower fixed income and foreign exchange volumes which were driven by market related dynamics. In the nine-month period, revenues from existing businesses grew 1%.

•      Outright revenues, which are primarily discrete sales of software and services, represented a small portion of Financial & Risk’s revenues and increased 12% and 6% in the three and nine-month periods, respectively.

By geographic area, third quarter revenues from Europe, Middle East and Africa (EMEA) decreased 3%, Americas increased 1% due to the acquisition of FXall, partly offset by a 2% decline in existing businesses, and Asia decreased 1%. For the nine-month period, revenues decreased in EMEA and Asia, but increased in the Americas reflecting growth from acquired businesses.

The following provides additional information regarding Financial & Risk businesses on a constant currency basis:

•	Trading revenues decreased 5% in the third quarter and 6% in the nine-month period, all from existing businesses, due to cumulative negative net sales over the past 12 months from desktop cancellations in Equities and Fixed Income.

•	Investors revenues declined 1% in both periods, all from existing businesses. In the third quarter, 6% growth in Enterprise Content, driven by demand for pricing and reference data, was more than offset by a 5% decline in Investment Management. Revenues in the Banking & Research and Wealth Management businesses were essentially unchanged.

•	Marketplaces revenues were unchanged in the third quarter, as 3% growth from acquired businesses, driven by the acquisition of FXall, offset a 3% decline from existing businesses. The decline in revenues from existing businesses reflected lower transaction volumes resulting from reduced overall market activity, and desktop cancellations. Revenues from existing businesses decreased 2% in the nine-month period and reflected the same dynamics as the third quarter.

•	GRC revenues increased 21% and 14% in the three month and nine-month periods, respectively, due to strong sales growth and continued strong demand.

Despite the reduction in revenue, EBITDA and segment operating profit grew 7% and 10%, respectively, and the related margin increased 240bp and 190bp, respectively, during the third quarter. These increases reflected cost savings from shutting down legacy platforms, including benefits from headcount reductions in the first quarter. Foreign exchange favorably impacted EBITDA and segment operating profit margins by 60bp. Although Financial & Risk does not expect the same growth in margins in the fourth quarter of 2013, our plans to accelerate the simplification initiatives are expected to improve Financial & Risk’s operating performance over the next few years. As a result, we are targeting Financial & Risk to achieve an EBITDA margin approaching 30% in 2015.

EBITDA, segment operating profit and the related margins declined during the nine-month period reflecting severance charges, largely incurred in the first quarter, to streamline Financial & Risk’s cost structure and an unfavorable impact from foreign currency.

Legal

	Three months ended September 30,			Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	843	825	(1%)	4%	3%	(1%)	2%
EBITDA	320	328					(2%)
EBITDA margin	38.0%	39.8%					(180)bp
Segment operating profit	248	256					(3%)
Segment operating profit margin	29.4%	31.0%					(160)bp

	Nine months ended September 30,			Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	2,483	2,408	-	4%	4%	(1%)	3%
EBITDA	922	917					1%
EBITDA margin	37.1%	38.1%					(100)bp
Segment operating profit	704	708					(1%)
Segment operating profit margin	28.4%	29.4%					(100)bp

In the third quarter, revenues increased on a constant currency basis as contributions from acquired businesses more than offset a decline in existing businesses.  The decline in existing businesses was primarily due to a 9% decrease in U.S. print, as well as a decrease in our business in Latin America. In the nine-month period, revenues increased on a constant currency basis due to acquisitions. Excluding U.S. print, revenues grew 6% (1% from existing businesses) for the three and nine-month periods. The U.S. legal market remains challenging reflecting little growth in demand from law firms.

Results by revenue type were:	Third Quarter 2013 Revenues

•      Subscription revenues increased 8% in the three and nine-month periods, led by growth from the acquisition of Practical Law Company (PLC). Growth from existing businesses was 2% for the three and nine-month periods reflecting the mix of expanding sales in our newer lines of business offset by a challenging core legal research market;

•      Transaction revenues in the three-month period decreased 3% (4% from existing businesses), primarily due to lower book sales in Latin America resulting from tighter commercial polices. Revenues declined 2% (4% from existing businesses) for the nine-month period; and

•      U.S. print revenues declined 9% and 6% for the three and nine-month periods, respectively, as Legal customers continued to cut discretionary spending. Print revenues are often impacted by seasonal factors and publication schedules relating to content availability. We expect print revenues in the fourth quarter and in the full year to decrease mid-to-upper single digits.

The following chart illustrates the growth dynamics and business mix in the Legal segment:

Results by line of business were:	Third Quarter 2013 Legal Revenues 3% constant currency revenue growth (billions of U.S. dollars)

•      U.S. Law Firm Solutions revenues (52% of segment revenues) were essentially unchanged (1% decrease from existing businesses) in the three-month period. Revenues from the Business of Law sub-segment increased 6% led by FindLaw, while research-related revenues decreased 2%. Revenues for the nine-month period were essentially unchanged (1% decrease from existing businesses);

•      Corporate, Government & Academic revenues (24% of segment revenues) were essentially unchanged in the three-month period, reflecting an 11% increase in Corporate revenues and a 5% decline in Government revenues primarily related to print cancellations as governments contend with cost pressures. Revenues increased 1% for the nine-month period; and

•      Global revenues (24% of segment revenues) increased 15% (1% decrease from existing businesses) primarily from the acquisition of PLC, which more than offset a 5% decline in Latin America revenues (10% decline from existing businesses).  The decline in Latin America was due to a modest slowdown in the macro-economic environment, as well as the implementation of new order to cash systems at the same time that we are strengthening our commercial policies. Revenues grew 18% for the nine-month period (2% from existing businesses).

For the three-month period, EBITDA, segment operating profit and the related margins decreased. For the nine-month period, EBITDA increased slightly while segment operating profit and the related margins decreased.  The decreases were due to lower revenues from Legal’s highly profitable print and research-related businesses and the dilutive impact of the PLC acquisition. For the full year, we expect the PLC acquisition to negatively impact its EBITDA and segment operating profit margins by slightly over 100bp.

Tax & Accounting

	Three months ended September 30,			Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	270	250	6%	4%	10%	(2%)	8%
EBITDA	66	58					14%
EBITDA margin	24.4%	23.2%					120bp
Segment operating profit	34	28					21%
Segment operating profit margin	12.6%	11.2%					140bp

	Nine months ended September 30,			Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	875	822	4%	4%	8%	(2%)	6%
EBITDA	251	228					10%
EBITDA margin	28.7%	27.7%					100bp
Segment operating profit	160	142					13%
Segment operating profit margin	18.3%	17.3%					100bp

Revenues increased on a constant currency basis reflecting contributions from both existing and acquired businesses in the three and nine-month periods. Tax & Accounting achieved strong growth across each line of business, except for Government, as revenues increased 10% (6% from existing businesses) in the third quarter. This revenue growth reflected the strength of Tax & Accounting’s product offerings and demand in the global tax and accounting market. Subscription revenues, which comprise approximately 80% of our Tax & Accounting business in the third quarter of 2013, increased 11% (9% from existing businesses) and 10% (8% from existing businesses) during the three and nine-month periods, respectively.

Results by line of business were:	Third Quarter 2013 Revenues

•      Professional revenues from small, medium and large accounting firms increased 12% (all from existing businesses) and 10% (9% from existing businesses), during the three and nine-month periods, respectively;

•      Knowledge Solutions revenues increased 7% (5% from existing businesses) for the three-month period and 6% (4% from existing  businesses) for the nine-month period primarily from growth in the U.S. Checkpoint business;

•      Corporate revenues increased 17% (8% from existing businesses) for the three-month period and 17% (9% from existing businesses) for the nine-month period primarily from ONESOURCE software and services and strong growth in solutions revenues in Latin America; and

•      Government, which only represents about 4% of Tax & Accounting revenues, declined 19% during the third quarter.

EBITDA, segment operating profit and the related margins increased due to higher revenues in the three and nine-month periods.

Tax & Accounting is a seasonal business with a significant percentage of its operating profit historically generated in the fourth quarter. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year margins are more reflective of the segment’s performance.

Intellectual Property & Science

	Three months ended September 30,			Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	240	219	3%	7%	10%	-	10%
EBITDA	80	72					11%
EBITDA margin	33.3%	32.9%					40bp
Segment operating profit	61	55					11%
Segment operating profit margin	25.4%	25.1%					30bp

	Nine months ended September 30,			Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	707	644	2%	9%	11%	(1%)	10%
EBITDA	229	219					5%
EBITDA margin	32.4%	34.0%					(160)bp
Segment operating profit	171	169					1%
Segment operating profit margin	24.2%	26.2%					(200)bp

In both periods, revenues increased on a constant currency basis due to the 2012 acquisition of MarkMonitor. In the third quarter, subscription revenues, which represented approximately 77% of Intellectual Property & Science’s business, increased 13% (5% from existing businesses), driven by 8% growth from existing businesses in the Scientific & Scholarly Research and Life Sciences businesses. Transaction revenues increased 4% (2% from existing businesses) in the third quarter due to the timing of discrete sales for the Web of Science products in the Scientific & Scholarly Research business, and professional services in the Life Sciences business. For the nine-month period, subscription revenues increased 14% (3% from existing businesses) and transaction revenues increased 2% (1% decline from existing businesses).

Results by line of business were:	Third Quarter 2013 Revenues

•      IP Solutions revenues increased 13% and 17% for the three and nine-month periods, respectively, due to the acquisition of MarkMonitor. Revenues from existing businesses increased 1% for the three-month period and were essentially unchanged for the nine-month period;

•      Scientific & Scholarly Research revenues increased 8% and 5% for the three and nine-month periods, respectively, all from existing businesses driven by higher Web of Science subscription revenues; and

•      Life Sciences revenues increased 8% and 3% for the three and nine-month periods, respectively, reflecting the impact of acquisitions.

For the three-month period, EBITDA, segment operating profit and the related margins increased due to higher revenues and cost controls despite a dilutive effect from the MarkMonitor acquisition. For the nine-month period, EBITDA and segment operating profit increased, but the related margins declined due to the expected dilutive effect of the MarkMonitor acquisition.

Quarterly revenue growth for Intellectual Property & Science can be uneven due to the impact of large sales in the Scientific & Scholarly Research business. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year revenues and margins are more reflective of the segment’s performance.

Corporate & Other

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Revenues - Reuters News	82	79	245	244

Reuters News	(5)	(11)	(8)	(21)
Core corporate expenses	(65)	(44)	(183)	(193)
Total	(70)	(55)	(191)	(214)

In both the three and nine-month periods, revenues from our Reuters News business increased due to higher Agency revenues.  In the nine-month period, this increase was offset by unfavorable foreign currency. Before currency, revenues from our Reuters News business increased 4% and 2% in the three and nine-month periods, respectively.

Core corporate expenses were higher in the three-month period reflecting timing of technology spending compared to the prior year, as well as higher software amortization from the launch of certain company-wide infrastructure platforms.  For the nine-month period, core corporate expenses were lower primarily reflecting a reduction in severance costs from the prior-year period.

Other Businesses

“Other Businesses” is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. The results of Other Businesses are not comparable from period to period, as the composition of businesses changes as businesses are identified for sale or closure. Further fluctuations are caused by the timing of the sales or closures.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Revenues	13	129	146	570
Operating profit	9	48	61	113

The most significant businesses in Other Businesses for the periods presented were:

Business	Status	Former segment	Description
Corporate Services	Sold – Q2 2013	Financial & Risk	A provider of tools and solutions that help companies communicate with investors and media
Healthcare	Sold – Q2 2012	Healthcare & Science	A provider of data analytics and performance benchmarking solutions and services to companies, government agencies and healthcare professionals
Trade and Risk Management	Sold – Q1 2012	Financial & Risk	A provider of risk management solutions to financial institutions, including banks, broker-dealers and hedge funds
Portia	Sold – Q2 2012	Financial & Risk	A provider of portfolio accounting and reporting applications
Property Tax Consulting	Sold – Q4 2012	Tax & Accounting	A provider of property tax outsourcing and compliance services in the U.S.

LIQUIDITY AND CAPITAL RESOURCES

We are evolving our capital strategy to align with recent changes to our business strategy. These business strategy changes include operational efforts to simplify our business, better serve customers, drive revenue and margin growth and improve free cash flow. We plan to better leverage the scale of our assets, decrease our acquisition activity and focus on improving revenue growth from our existing businesses.

Our capital strategy still revolves around maintaining a strong and stable capital structure. Our key principles continue to be:

•	Focus on free cash flow and ensure that cash generated is balanced between reinvestment in the business and returns to shareholders; and
•	Maintain a strong balance sheet, solid credit ratings and ample financial flexibility to support the execution of our business strategy.

In October 2013, we announced the following capital strategy developments as part of our third quarter 2013 results:

•	We believe that our free cash flow performance over the past few years demonstrates the resiliency and stability of our business model. Additionally, we believe that our operational efforts to drive revenue and margin growth will continue to result in strong free cash flow generation. As such, we are modestly increasing our leverage ratio target of net debt to EBITDA(1), which is currently 2:1, to a maximum of 2.5:1. We believe that we can still maintain a strong capital structure and a solid investment grade debt credit rating with slightly higher leverage, and that we can do so without compromising our strategy to grow our business.

•	We intend to continue our modest annual dividend increases in combination with higher repurchases of shares. We expect that this will gradually reduce the percentage of our free cash flow that we pay as dividends from the current level of 60%, while increasing overall return to shareholders. Our target is to repurchase up to $1.0 billion of our shares by the end of 2014. The stock repurchases will be funded through lower acquisition spending as well as through a modest increase in our debt.

•	Although we intend to reduce our overall acquisition spending compared to the last few years, we plan to continue to make tactical acquisitions to strengthen our positions in key growth segments.

In connection with our simplification initiatives, we also announced in October 2013 that we expect to record a charge of approximately $350 million, most of which is severance related. We expect to incur the expense primarily in the fourth quarter of 2013 with a portion recorded in 2014. The cash outflow from these initiatives is expected to be incurred largely in 2014.

We also plan to contribute $500 million to our U.S. and U.K. pension plans in the fourth quarter of 2013 to pre-fund our pension obligations. The contribution is expected to bring our overall funded status from 84% at December 31, 2012 to over 90%, based on current market conditions. The planned contribution to the U.S. plan represents the first large contribution into the plan in 10 years and is expected to eliminate any additional material contribution requirements in the near term. Contributing to our pension plans in the current favorable interest rate environment allows us to fund these obligations in an economically attractive manner.

At September 30, 2013, we had a strong liquidity position with:

•	approximately $0.6 billion of cash on hand;

•	an undrawn $2.5 billion credit facility;

•	a $2.0 billion commercial paper program under which we issue short-term notes; and

•	average long-term debt maturity of approximately eight years with no significant concentration in any one year.

We expect to generate between $1.7 billion and $1.8 billion of free cash flow in 2013, excluding the $500 million pension contribution as well as cash outflows from our recently announced simplification initiatives. See “Outlook” for additional information.

(1)  For purposes of this calculation, EBITDA is defined as adjusted EBITDA including the results of Other Businesses.

We believe that cash on hand, cash provided by our operations, borrowings available under our credit facility, issuances of long term debt, and issuances of short term notes under our commercial paper program will be sufficient to fund our expected cash dividends, debt service, capital expenditures and acquisitions in the normal course of business. These sources of financing are also expected to fund our planned repurchases of up to $1.0 billion of shares and $500 million pension plan contribution. In 2013, net proceeds from the closing of our Corporate Services business and several smaller divestitures have also been a source of liquidity.

FINANCIAL POSITION

Our total assets were $31.8 billion at September 30, 2013 compared to $32.5 billion at December 31, 2012. Total assets decreased by $0.7 billion due to the disposal of businesses, depreciation and amortization, and changes in foreign currency, partially offset by capital expenditures and newly-acquired businesses. See “Cash Flow” for additional information.

Additional information. As of September 30, 2013, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets principally because current liabilities include deferred revenue from the sale of information and services delivered electronically on a subscription basis, for which many customers pay in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a working capital deficiency in our balance sheet. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products. Therefore, we believe that our negative working capital position as of September 30, 2013 was not indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net Debt(1)

	As at
(millions of U.S. dollars)	September 30, 2013	December 31, 2012
Current indebtedness	24	1,008
Long-term indebtedness	6,976	6,223
Total debt	7,000	7,231
Swaps	(175)	(242)
Total debt after swaps	6,825	6,989
Remove fair value adjustments for hedges	(32)	(54)
Total debt after hedging arrangements	6,793	6,935
Remove transaction costs and discounts included in the carrying value of debt	59	50
Less: cash and cash equivalents(2)	(607)	(1,283)
Net debt	6,245	5,702

(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A.

(2)	Includes cash and cash equivalents of $155 million and $148 million at September 30, 2013 and December 31, 2012, respectively, which was held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

The increase in our net debt was primarily due to the decrease in cash and cash equivalents compared to December 31, 2012. See “Cash Flow” for additional information.

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. Our next scheduled maturities of long-term debt occur in the fourth quarter of 2014. At September 30, 2013, the average maturity of our long-term debt was approximately eight years at an average interest rate (after swaps) of less than 6%. Our commercial paper program also provides efficient and flexible short-term funding. At September 30, 2013, no amounts were outstanding under our commercial paper program.

Additional information.

•	We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents as well as those which are counterparties to derivative financial instruments and other arrangements;

•	We expect to continue to have access to funds held by our subsidiaries outside the U.S. in a tax efficient manner to meet our liquidity requirements;

•	During the second quarter of 2013, we issued $850 million of long-term debt; and

•	In the second quarter of 2013, we filed a new debt shelf prospectus in connection with the expiration of our existing prospectus (see “Cash Flow”).

Total Equity

(millions of U.S. dollars)
Balance at December 31, 2012	17,498
Net earnings	528
Share issuances	108
Share repurchases	(100)
Effect of share-based compensation plans on contributed surplus	(16)
Dividends declared on common shares	(807)
Dividends declared on preference shares	(2)
Change in unrecognized net gain on cash flow hedges	30
Change in foreign currency translation adjustment	(106)
Net remeasurement gains on defined benefit pension plans, net of tax	173
Distributions to non-controlling interests	(29)
Balance at September 30, 2013	17,277

We returned approximately $0.9 billion to our shareholders through dividends and share repurchases in the nine months ended September 30, 2013.

CASH FLOW

Our principal sources of liquidity are cash on hand, cash provided by our operations, our commercial paper program and our credit facility. In 2013, proceeds from the disposals of businesses are also a source of liquidity. From time to time, we also issue debt securities. Our principal uses of cash in 2013 are for debt servicing costs, debt repayments, dividend payments, capital expenditures, acquisitions and share repurchases.

Summary of Statement of Cash Flow

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2013	2012	Change	2013	2012	Change
Net cash provided by operating activities	676	591	85	1,696	1,713	(17)
Net cash used in investing activities	(327)	(1,405)	1,078	(1,340)	(59)	(1,281)
Net cash used in financing activities	(1,360)	(222)	(1,138)	(1,020)	(1,309)	289
Translation adjustments on cash and cash equivalents	5	5	-	(12)	2	(14)
(Decrease) increase in cash and cash equivalents	(1,006)	(1,031)	25	(676)	347	(1,023)
Cash and cash equivalents at beginning of period	1,613	1,782	(169)	1,283	404	879
Cash and cash equivalents at end of period	607	751	(144)	607	751	(144)

Operating activities. The increase in net cash provided by operating activities in the third quarter of 2013 reflected favorable working capital movements. Net cash provided by operating activities was slightly lower in the nine-month period as declines in operating cash flows from Other Businesses were largely offset by lower income tax payments and prior-year spending from our earlier Reuters integration program.

Investing activities. The decrease in net cash used in investing activities for the third quarter 2013 primarily reflected a decrease in acquisition spending.  In the third quarter of 2012, we acquired FXall (within our Financial & Risk segment) and MarkMonitor (within our Intellectual Property & Science segment). The third quarter of 2012 also included tax payments related to disposals of businesses.

In the nine-month period, the increase in net cash used in investing activities was principally attributable to significantly higher proceeds from disposals of businesses in 2012.  We sold our Healthcare, Portia and Trade and Risk Management business in 2012.  In 2013, we sold our Corporate Services business. Acquisition spending, which decreased in the nine-month period in 2013, included our 2013 acquisition of PLC, a provider of practical legal know-how, current awareness and workflow solutions within the Legal segment and included the 2012 acquisitions of FXall and MarkMonitor. Capital expenditures were slightly higher in 2013 primarily due to payments related to a large multi-year software contract during the first quarter.

Financing activities. The increase in cash used by financing activities for the third quarter of 2013 was primarily attributable to the repayment of notes that matured in July 2013 and August 2013 and share repurchases in 2013. During the nine-month period of 2013, the decrease in cash flows used in financing activities was primarily attributable to higher repayments of debt and higher repurchases of common shares in 2012. In both years, we continued to return cash to our shareholders through dividends and share repurchases. Additional information about our debt, dividends and share repurchases is as follows:

•	Commercial paper program. Our $2.0 billion commercial paper program provides efficient and flexible short-term funding. We had no short-term notes outstanding at September 30, 2013. Issuances of commercial paper reached a peak of $0.5 billion during the nine-month period of 2013. Additionally, we are establishing a commercial paper program in the U.S.

•	Credit facility. In May 2013, we increased the size of our syndicated credit facility from $2.0 billion to $2.5 billion and extended the maturity date of the facility from August 2016 to May 2018. The facility may be used to provide liquidity for general corporate purposes (including to support our commercial paper program). In the first quarter of 2013, we borrowed and repaid $440 million under the credit facility. There were no outstanding borrowings at September 30, 2013.

We may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. We may also request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on our September 30, 2013 credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 90bp. In October 2013, our long-term debt rating was downgraded by Moody’s and Standard & Poor’s, which is expected to increase our facility fee by 2.5bp and borrowing costs by 10bp, although availability would be unaffected. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at September 30, 2013.

•	Long-term debt. In May 2013, we filed a new debt shelf prospectus allowing us to issue up to $3.0 billion principal amount of debt securities through June 2015. In the second quarter of 2013, we issued $850 million principal amount of debt securities under the new prospectus. At this time, we may issue up to $2.15 billion principal amount of debt securities under the prospectus.

The following table provides information regarding notes that we issued and repaid in 2013:

Month/Year	Transaction	Principal Amount (in millions)
Notes issued
May 2013	0.875% notes due 2016	US$500
May 2013	4.50% notes due 2043	US$350
Notes repaid
July 2013	5.95% notes due 2013	US$750
August 2013	5.25% notes due 2013	US$250

The net proceeds of the May 2013 debt issuance were for general corporate purposes, including pension contributions and debt repayments. The notes that matured in July 2013 and August 2013 were repaid with cash on hand, which included the net proceeds of the May 2013 debt issuance.

In the second quarter of 2013, in anticipation of future debt issuances, we entered into a forward starting interest rate swap to manage variability in future interest payments on our debt due to changes in benchmark interest rates. Under the swap, we will receive a floating rate of U.S. dollar interest and will pay a fixed rate of U.S. dollar interest on a 10-year term with a notional principal amount of $150 million.

•	Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. In October 2013, our long-term debt and commercial paper credit ratings were downgraded, however, the downgrades are not expected to impede our access to the debt markets or result in significantly higher borrowing rates.

The following table sets forth the current credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management's discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa2	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Stable	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

•	Dividends. In February 2013, our board of directors approved a $0.02 per share increase in the annualized dividend rate to $1.30 per common share.

We paid the following dividends on our shares in the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Dividends declared	268	264	807	795
Dividends reinvested	(9)	(10)	(29)	(29)
Dividends paid	259	254	778	766

•	Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. During the three and nine months ended September 30, 2013, we repurchased 2,938,900 of our common shares for approximately $100 million at an average price per share of $34.09. During the nine months ended September 30, 2012, we repurchased 5,948,600 of its common shares for approximately $168 million at an average price per share of $28.26.

In May 2013, we renewed our normal course issuer bid (NCIB) for an additional 12 months. Under the NCIB, we may repurchase up to 15 million common shares (representing less than 2% of our total outstanding shares) between May 22, 2013 and May 21, 2014 in open market transactions on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and/or other exchanges or alternative trading systems, if eligible, or by such other means as may be permitted by the TSX.

Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. In October 2013, we announced that we plan to repurchase up to $1.0 billion of our common shares by the end of 2014.

Free cash flow and free cash flow from ongoing businesses.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Net cash provided by operating activities	676	591	1,696	1,713
Capital expenditures, less proceeds from disposals	(213)	(228)	(751)	(715)
Other investing activities	12	14	33	34
Dividends paid on preference shares	-	-	(2)	(2)
Free cash flow	475	377	976	1,030
Remove: Other Businesses	(14)	(36)	(56)	(149)
Free cash flow from ongoing businesses	461	341	920	881

Free cash flow and free cash flow from ongoing businesses increased during the third quarter of 2013 primarily due to higher cash from operating activities. In the nine-month period of 2013, free cash flow decreased due to the elimination of operating cash flows from Other Businesses, which reflected the timing of divestitures, and higher capital spending. Free cash flow from ongoing businesses in the nine-month period increased driven by higher cash from ongoing operating activities which was partly offset by higher capital spending.

OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTRACTUAL OBLIGATIONS

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2012 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations outside the ordinary course of business during the nine months ended September 30, 2013.

CONTINGENCIES

Lawsuits and Legal Claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of our provisions could result from audits by, or litigation with, relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on our financial condition taken as a whole.

OUTLOOK
The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

In October 2013, we reaffirmed our business outlook for 2013 that was first communicated in February, excluding the impacts of the expected charge and the pension contribution discussed earlier in this management’s discussion and analysis. We expect to record the charge primarily in the fourth quarter of 2013 with a portion recorded in 2014. The precise amounts to be recorded during each year are not yet known. Therefore, we are unable to quantify the impact of the charge on our 2013 outlook below at this time.

The following table sets forth our current 2013 financial outlook, the material assumptions related to our financial outlook and the material risks that may cause actual performance to differ materially from our current expectations.

Our 2013 outlook for revenues, adjusted EBITDA and underlying operating profit excludes the impact of foreign currency and previously announced businesses that have been or are expected to be exited through sale or closure, as well as the expected charge and the pension plan contribution discussed above. In addition, our 2013 outlook should be reviewed in connection with Appendix C (“Supplemental Financial Information”), which contains our restated 2012 full year results, and reflects the retrospective application of the amendments to IAS 19, Employee Benefits, and the adoption of IFRS 11, Joint Arrangements.

2013 Outlook	Material assumptions	Material risks
Revenues expected to grow low single digits
—        Improvement in net sales

—        Positive gross domestic product (GDP) growth in the countries where we operate, led by rapidly developing economies

—        Continued increase in the number of professionals around the world and their demand for high quality information and services

—        Continued operational improvement in the Financial & Risk business and the successful execution of ongoing product release programs, our globalization strategy and other growth initiatives

—      Uneven economic growth or recession across the markets we serve may result in reduced spending levels by our customers

—      Demand for our products and services could be reduced by changes in customer buying patterns, competitive pressures or our inability to execute on key product or customer support initiatives

—      Implementation of regulatory reform, including Dodd-Frank legislation and similar financial services laws around the world, may limit business opportunities for our customers, lowering their demand for our products and services

—      Uncertainty regarding the European sovereign debt crisis and the Euro currency could impact demand from our customers as well as their ability to pay us

—      Pressure on our customers, in developed markets in particular, to constrain the number of professionals employed due to regulatory and economic uncertainty

2013 Outlook	Material assumptions	Material risks
Adjusted EBITDA margin expected to be between 26% and 27%
—        Revenues expected to grow low single digits

—        Business mix continues to shift to higher-growth lower margin offerings

—        Realization of expected benefits from cost control and efficiency initiatives, specifically in our Financial & Risk business relative to reductions in workforce, platform consolidation and operational simplification

—      Refer to the risks above related to the revenue outlook

—      Revenues from higher margin businesses may be lower than expected

—      The costs of required investments exceed expectations or actual returns are below expectations

—       Acquisition and disposal activity may dilute margins

—       Cost control initiatives may cost more than expected, be delayed or may not produce the expected level of savings

Underlying operating profit margin expected to be between 16.5% and 17.5%
—         Adjusted EBITDA margin expected to be between 26% and 27%

—         Depreciation and amortization expense expected to represent approximately 9.5% of revenues

—         Capital expenditures expected to be approximately 8% of revenues
— Refer to the risks above related to adjusted EBITDA margin outlook — Capital expenditures may be higher than currently expected, resulting in higher in-period depreciation and amortization
Free cash flow is expected to be between $1.7 billion and $1.8 billion	— Revenues expected to grow low single digits — Adjusted EBITDA margin expected to be between 26% and 27% — Capital expenditures expected to be approximately 8% of revenues
—      Refer to the risks above related to the revenue outlook and adjusted EBITDA margin outlook

—      A weaker macroeconomic environment and unanticipated disruptions from new order-to-cash applications could negatively impact working capital performance

—      Capital expenditures may be higher than currently expected resulting in higher cash outflows

—      The timing of completing disposals of businesses may vary from our expectations resulting in actual free cash flow performance below our expectations

—      The timing and amount of tax payments to governments may differ from our expectations

Additionally, in 2013, we expect interest expense to be $470 million to $490 million, assuming no significant change in our level of indebtedness and inclusive of non-cash pension related interest charges of $60 million to $70 million, relating to a new accounting pronouncement. We expect our 2013 effective tax rate (as a percentage of post-amortization adjusted earnings) will be between 11% to 13%, assuming no material changes in current tax laws or treaties to which we are subject.

RELATED PARTY TRANSACTIONS

As of October 28, 2013, Woodbridge beneficially owned approximately 55% of our shares.

TRANSACTIONS WITH WOODBRIDGE

From time to time, in the normal course of business, we enter into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings, are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition either individually or in the aggregate.

In May 2012, as part of our efforts to expand our mutual fund data and strategic research capabilities, we acquired a Canadian mutual fund database, fund fact sheet business and mutual fund and equity data feed business for approximately C$9 million from The Globe and Mail (The Globe), which is majority owned by Woodbridge. We paid approximately C$8 million in cash and issued a C$1 million promissory note to The Globe that will be due in May 2016. In connection with the acquisition, we licensed the acquired database to The Globe over a four year term, valued at approximately C$250,000 per year. The Globe issued four promissory notes to us, each for the value of the annual license. Amounts due each year under the notes issued by The Globe will be offset against the note issued by us. Our board of directors’ Corporate Governance Committee approved the transaction.

In the normal course of business, certain of our subsidiaries charge a Woodbridge owned company fees for various administrative services. The total amount charged to Woodbridge for these services was approximately $112,000 for the year ended December 31, 2012.

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiaries. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. Premiums relating to 2012 were $40,000, which would approximate the premium charged by a third party insurer for such coverage.

We maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. We were required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, we replaced this agreement with a conventional insurance agreement. We are entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

TRANSACTIONS WITH ASSOCIATES AND JOINT VENTURES

From time to time, we enter into transactions with our investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

We and The Depository Trust & Clearing Corporation (DTCC) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays us for use of a facility and technology and other services which were valued at approximately $7 million for the nine months ended September 30, 2013. See “Subsequent Events”.

We and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. We provide the joint venture with technology and other services, which were valued at approximately $600,000 for the nine months ended September 30, 2013.

In connection with the 2008 acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that serves as our corporate headquarters. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. Our costs under this lease arrangement for rent, taxes and other expenses were approximately $29 million for the nine months ended September 30, 2013.

SUBSEQUENT EVENTS

Sale of 50% interest in Omgeo

In October 2013, we completed the sale of our 50% interest in Omgeo to DTCC. We expect to record a pre-tax gain on this transaction in the fourth quarter of 2013.

Charge

In October 2013, we announced that we expect to record a charge of approximately $350 million, which would be incurred primarily in the fourth quarter of 2013 with a portion to be recorded in 2014.

Share repurchases

In October 2013, we announced that we plan to repurchase up to $1.0 billion of our shares by the end of 2014.

Pension contribution

In October 2013, we announced that we plan to contribute $500 million to our pension plans in the fourth quarter of 2013 to pre-fund certain obligations.

CHANGES IN ACCOUNTING POLICIES

Please refer to the “Changes in Accounting Policies” section of our 2012 annual management’s discussion and analysis, which is contained in our 2012 annual report, as well as note 2 of our interim financial statements for the nine months ended September 30, 2013, for information regarding changes in accounting policies.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2012 annual management’s discussion and analysis, which is contained in our 2012 annual report, for additional information. In the third quarter of 2013, we performed an interim goodwill impairment test of our Financial & Risk cash generating unit (CGU). Refer to the following section for changes made to our critical accounting estimates related to this impairment test.

Interim goodwill impairment test

We performed an interim goodwill impairment test of our Financial & Risk CGU in the third quarter of 2013 in accordance with the policy described in note 1 of our consolidated financial statements for the year ended December 31, 2012. The estimated fair value less costs of disposal of the Financial & Risk CGU exceeded its carrying value. As a result, no goodwill impairment was recorded.

In the fourth quarter of 2012, we performed our annual test for goodwill impairment, which indicated that the fair value of the Financial & Risk CGU exceeded its carrying value by $980 million or 6%. In the third quarter of 2013, we determined that an interim goodwill impairment test was required due to the following combination of events and changes in circumstances that impacted the Financial & Risk CGU:

•	In the third quarter, we began formulating a plan to restructure our Financial & Risk business (see “Subsequent Events”); and
•	There was a significant rise in the long-term risk-free interest rate, which is a component of the discount rate used to determine the fair value of the Financial & Risk CGU.

We did not identify events or circumstances that indicated an interim goodwill impairment test of our other CGUs was required. The annual impairment test performed in the fourth quarter of 2012 indicated that all of the CGUs, except for Financial & Risk, had fair values that exceeded their carrying values by over 100%.

The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment test of the Financial & Risk CGU are described below. The selection and application of valuation techniques and the determination of significant assumptions requires judgment.

Valuation Techniques

As with previous impairment tests, the recoverable value of the Financial & Risk CGU was based on fair value less costs of disposal, using a weighted average of the income approach and market approach. IFRS 13, Fair Value Measurement, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to us. In particular, the discount and tax rates used in the income approach reflect market participant assumptions. To calculate these market participant assumptions, publicly available data was gathered from companies operating in businesses similar to the Financial & Risk CGU, which includes some of its key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of the Financial & Risk CGU is categorized in Level 3 of the fair value measurement hierarchy.

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate. We used the discounted cash flow (DCF) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in the Financial & Risk CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

We weighted the results of the two valuation techniques noted above as follows: 60% income approach/40% market approach. We believe that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Cash Flow Projections

Cash flow projections were based on our internal budget. We projected cash flows for a period of five years and applied a perpetual growth rate thereafter, as prescribed by IAS 36, Impairment of Assets. In order to project cash flows for the five year period, we considered growth in revenues and costs as well as capital expenditures. In preparing our projections, we considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from efficiency initiatives and the anticipated restructuring plan, new product launches, customer retention, as well as the maturity of the markets in which Financial & Risk operates.

Discount Rate

We assumed a discount rate in order to calculate the present value of our projected cash flows. The discount rate represented a weighted average cost of capital (WACC) for comparable companies operating in similar industries as the Financial & Risk CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of the Financial & Risk CGU.

Tax Rate

The tax rate applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the Financial & Risk CGU, based on publicly available information. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.

The key assumptions used in performing the September 30, 2013 goodwill impairment test for the Financial & Risk CGU are presented below:

	Perpetual	Discount	Tax
	growth rate(1)	rate	rate
September 30, 2013	3.0%	10.4%	28.0%

(1)	The perpetual growth rate is applied to the final year of cash flow projections.

Results and Sensitivities

The fair value of the Financial & Risk CGU exceeded its carrying value by $2,218 million, which represented 14% of its carrying value. The carrying value included goodwill of $10,503 million. While the higher discount rate reduced the fair value of the Financial & Risk CGU, this reduction was more than offset by the impact of higher observable EBITDA multiples for benchmark companies in the market approach, higher cash flows from the benefits of the anticipated restructuring, and a decrease in the carrying value due to disposals of businesses and depreciation and amortization. The fair value of the Financial & Risk CGU exceeded its carrying value as computed under either the income or market approach. However, compared to the impairment analysis in 2012, the fair value computed under the market approach contributed a greater amount to the excess fair value due to a significant rise in observable EBIDTA multiples of benchmark companies. As a result, the sensitivity analysis demonstrates that no reasonably possible change in the perpetual growth, discount rate or income tax assumptions would cause the carrying amount of the Financial & Risk CGU to exceed its recoverable amount. Should EBITDA multiples of benchmark companies fall to a level below that of 2012, without a corresponding offset to other key assumptions, the excess fair value would be eliminated.

Discussion of Cash Flow Projections

The DCF valuation for the Financial & Risk CGU assumes that cash flow will grow at a compounded annual rate in the high single digits from 2013 to 2018, largely reflecting recently announced restructuring initiatives that are expected to result in improved operating margins and higher cash flows in future periods. We are undertaking various initiatives to reduce costs, primarily by reducing our workforce. The reduction in workforce will take place through restructuring initiatives to de-layer the organization, as well as through decommissioning legacy infrastructures as customers upgrade to new products and services, such as Thomson Reuters Eikon and Thomson Reuters Elektron, which are part of a unified technology platform. Over the next five years, our cash flow projections also assume that the Financial & Risk CGU will gradually return to positive revenue growth. After the specific five year projection period, we project perpetual cash flow growth of 3% based on the assumption that the Financial & Risk business will continue to expand globally and increase prices in line with global inflation.

In 2012, the year following our 2011 impairment charge, the actual 2012 cash flow performance for the Financial & Risk CGU achieved the 2012 projection included within the 2011 impairment testing analysis, after adjusting for market participant assumptions such as the tax rate.

The free cash flow growth projections and certain key assumptions underlying the fair value of the Financial & Risk CGU are subject to risks and uncertainties that could cause future results to differ materially from current expectations. Specifically, Financial & Risk could experience delays implementing its anticipated restructuring and efficiency initiatives or such initiatives could produce less benefit or cost more than originally expected. Financial & Risk could incur higher costs than expected if customers do not upgrade to new products or if the process to upgrade takes longer than anticipated. Our cash flow projections could be impacted by further deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. Such conditions could lead the Financial & Risk CGU to experience unexpected subscription cancellations, lower transaction volumes or the inability to sustain expected price increases. Our assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate, and EBITDA multiples are based on those for comparable companies and are driven by market conditions and prevailing tax laws. In the future, changes in these measures could cause the recoverable amount of assets for the Financial & Risk CGU to be less than their carrying value.

ADDITIONAL INFORMATION

DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In the prior quarter, we migrated to an integrated global human resources platform that simplifies many of our employee management processes, provides global management tools and enhances financial reporting and analysis. We are in the process of implementing a multi-year phased implementation of order-to-cash (OTC) applications and related workflow processes. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline processes across our organization through this initiative. We are also in the process of automating manual processes and updating workflows associated with intercompany revenue and cost allocation. We continue to modify the design and documentation of the related internal control processes and procedures as the implementations of these initiatives progresses.

Except as described above, there was no change in our internal control over financial reporting during the last fiscal quarter that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SHARE CAPITAL

As of October 28, 2013, we had outstanding 827,635,260 common shares, 6,000,000 Series II preference shares, 10,843,026 stock options and a total of 8,062,466 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

PUBLIC SECURITIES FILINGS AND REGULATORY ANNOUNCEMENTS

You may access other information about our company, including our 2012 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this management’s discussion and analysis, including, but not limited to statements regarding 2013 expectations in the ”Outlook” section, our expectations about net sales in the Financial & Risk segment in the fourth quarter, our expectations about desktop upgrades to Thomson Reuters Eikon, our expectations about future share repurchases and reduced acquisition spend, our expectations about improving free cash flow performance, our expectations that we will record future tax charges in connection with the further consolidation of our technology and content assets, our expectations about EBITDA margin in the Financial & Risk segment, our expectations that print revenues in the Legal segment will decline in the fourth quarter and regarding the potential dilutive impact of the PLC acquisition on the Legal segment’s 2013 margins, are forward-looking. Forward-looking statements also include expectations regarding the charge and pension contribution. The words “expect”, “target” and “will” and similar expressions identify forward-looking statements. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook“ section above. Additional factors are discussed in the “Risk Factors” section of our 2012 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our outlook is provided for the purpose of providing information about current expectations for 2013. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

APPENDIX A

NON-IFRS FINANCIAL MEASURES

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Revenues from ongoing businesses	Revenues from reportable segments and Corporate & Other (which includes the Reuters News business), less eliminations.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Revenues
Revenues at constant currency (before currency or revenues excluding the effects of foreign currency)
Revenues applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency revenues using the same foreign currency exchange rate.

Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We manage our operating segments on a constant currency basis, and we manage currency exchange risk at the corporate level.
Revenues
Underlying operating profit and underlying operating profit margin	Operating profit from reportable segments and Corporate & Other. The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a basis to evaluate operating profitability and performance trends, excluding the impact of items which distort the performance of our operations.	Operating profit
Adjusted EBITDA and adjusted EBITDA margin	Underlying operating profit excluding the related depreciation and amortization of computer software. The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.	Earnings from continuing operations
Adjusted EBITDA less capital expenditures and adjusted EBITDA less capital expenditures margin	Adjusted EBITDA less capital expenditures, less proceeds from disposals (excluding Other Businesses). The related margin is expressed as a percentage of revenues from ongoing businesses.
Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.
Earnings from continuing operations

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted earnings per share
Earnings attributable to common shareholders and per share excluding:

•  the pre-tax impacts of amortization of other identifiable intangible assets;
•  the post-tax impacts of fair value adjustments, other operating gains and losses, certain impairment charges, the results of Other Businesses, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares; and
		Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Earnings attributable to common shareholders and earnings per share attributable to common shareholders

•  amortization of the tax charges associated with the consolidation of ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.

This measure is calculated using diluted weighted- average shares.
We believe this treatment more accurately reflects our tax position because the tax liability is associated with ongoing tax implications from the consolidation of these assets.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to adjusted pre-tax earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate within an interim period, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Net debt
Total indebtedness, including the associated fair value of hedging instruments on our debt, but excluding unamortized transaction costs and premiums or discounts associated with our debt, less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider certain components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.
Total debt (current indebtedness plus long-term indebtedness)
Free cash flow	Net cash provided by operating activities and other investing activities, less capital expenditures and dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities
Free cash flow from ongoing businesses	Free cash flow excluding businesses that have been or are expected to be exited through sale or closure, which we refer to as “Other Businesses”.
Provides a supplemental measure of our ability, over the long term, to create value for our shareholders because it represents free cash flow generated by our operations excluding businesses that have been or are expected to be exited through sale or closure.
Net cash provided by operating activities

APPENDIX B

This appendix provides reconciliations that are not presented elsewhere in this management’s discussion and analysis for certain non-IFRS measures to the most directly comparable IFRS measure, for the three and nine months ended September 30, 2013 and 2012.

RECONCILIATION OF EARNINGS FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA AND ADJUSTED EBITDA LESS CAPITAL EXPENDITURES

	Three months ended September 30,				Nine months ended September 30,
(millions of U.S. dollars)	2013	2012	Change		2013	2012	Change
Earnings from continuing operations	283	451	(37%)		522	1,675	(69%)
Adjustments to remove:
Tax (benefit) expense	(33)	(147)			423	83
Other finance (income) costs	(38)	(30)			34	(44)
Net interest expense	109	106			348	342
Amortization of other identifiable intangible assets	165	158			482	459
Amortization of computer software	195	172			571	509
Depreciation	102	103			310	320
EBITDA	783	813			2,690	3,344
Adjustments to remove:
Share of post tax earnings in equity method investments	(5)	(8)			(24)	(23)
Other operating losses (gains), net	6	18			(124)	(802)
Fair value adjustments	70	34			(21)	21
EBITDA from Other Businesses(1)	(9)	(48)			(61)	(123)
Adjusted EBITDA	845	809	4%		2,460	2,417	2%
Remove: Capital expenditures, less proceeds from disposals (excluding Other Businesses(1))	212	227			750	700
Adjusted EBITDA less capital expenditures	633	582	9%		1,710	1,717	-
Adjusted EBITDA margin	27.5%	26.5%	100	bp	26.5%	26.3%	20	bp
Adjusted EBITDA less capital expenditures margin	20.6%	19.1%	150	bp	18.4%	18.7%	(30	)bp

RECONCILIATION OF UNDERLYING OPERATING PROFIT TO ADJUSTED EBITDA BY SEGMENT

	Three months ended September 30, 2013			Three months ended September 30, 2012
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	275	158	433	250	153	403
Legal	248	72	320	256	72	328
Tax & Accounting	34	32	66	28	30	58
Intellectual Property & Science	61	19	80	55	17	72
Corporate & Other (includes Reuters News)(2)	(70)	16	(54)	(55)	3	(52)
Total	548	297	845	534	275	809

** excludes Other Businesses(1)

RECONCILIATION OF UNDERLYING OPERATING PROFIT TO ADJUSTED EBITDA BY SEGMENT (CONTINUED)

	Nine months ended September 30, 2013			Nine months ended September 30, 2012
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	735	478	1,213	793	454	1,247
Legal	704	218	922	708	209	917
Tax & Accounting	160	91	251	142	86	228
Intellectual Property & Science	171	58	229	169	50	219
Corporate & Other (includes Reuters News)(2)	(191)	36	(155)	(214)	20	(194)
Total	1,579	881	2,460	1,598	819	2,417

** excludes Other Businesses(1)

(1)	Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. Significant businesses in this category include: Trade and Risk Management (trade and risk management solutions provider to financial institutions, sold in the first quarter of 2012); Healthcare (data analytics and performance benchmarking solutions provider, sold in the second quarter of 2012); Property Tax Consulting (property tax outsourcing and compliance services provider in the U.S., sold in the fourth quarter of 2012); and Corporate Services (provider of tools and solutions that help companies communicate with investors and media, sold in the second quarter of 2013).

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Revenues	13	129	146	570

Operating profit	9	48	61	113
Depreciation and amortization of computer software	-	-	-	10
EBITDA	9	48	61	123
Capital expenditures, less proceeds from disposals	1	1	1	15

(2)	Corporate & Other includes the Reuters News business and expenses for corporate functions and certain share-based compensation costs.

APPENDIX C

SUPPLEMENTAL FINANCIAL INFORMATION

Effective January 1, 2013, we adopted amendments to IAS 19, Employee Benefits, and IFRS 11, Joint Arrangements. Additionally, certain businesses, most notably our Corporate Services business, were reclassified from ongoing businesses to Other Businesses, and the Financial & Risk segment was realigned to classify certain products according to how they are currently managed. This appendix presents our restated consolidated income statement, segment information and reconciliations to non-IFRS measures for the years ended December 31, 2012 and 2011.

See note 2 of our interim financial statements for the three and nine months ended September 30, 2013 and note 3 of our 2012 annual financial statements for information regarding changes in accounting policies.

Consolidated Income Statement
(unaudited)
	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2012	2011
Revenues	13,132	13,650
Operating expenses	(9,710)	(9,927)
Depreciation	(425)	(434)
Amortization of computer software	(691)	(649)
Amortization of other identifiable intangible assets	(619)	(612)
Goodwill impairment	-	(3,010)
Other operating gains, net	883	204
Operating profit (loss)	2,570	(778)
Finance costs, net:
Net interest expense	(453)	(448)
Other finance income (costs)	40	(15)
Income (loss) before tax and equity method investments	2,157	(1,241)
Share of post-tax earnings and impairment in equity method investments	9	55
Tax expense	(126)	(271)
Earnings (loss) from continuing operations	2,040	(1,457)
Earnings from discontinued operations, net of tax	2	4
Net earnings (loss)	2,042	(1,453)
Earnings (loss) attributable to:
Common shareholders	1,989	(1,451)
Non-controlling interests	53	(2)

Earnings (loss) per share:
Basic earnings (loss) per share:
From continuing operations	$2.40	$(1.75)
From discontinued operations	-	0.01
Basic earnings (loss) per share	$2.40	$(1.74)

Diluted earnings (loss) per share
From continuing operations	$2.39	$(1.75)
From discontinued operations	-	0.01
Diluted earnings (loss) per share	$2.39	$(1.74)

Business segment information

	Year ended December 31,		Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues
Trading	2,645	2,784	(2%)	-	(2%)	(3%)	(5%)
Investors	2,168	2,211	(1%)	-	(1%)	(1%)	(2%)
Marketplaces	1,770	1,739	(2%)	5%	3%	(1%)	2%
Governance, Risk & Compliance	219	154	17%	26%	43%	(1%)	42%
Financial & Risk	6,802	6,888	(1%)	2%	1%	(2%)	(1%)
Legal	3,266	3,195	1%	2%	3%	(1%)	2%
Tax & Accounting	1,161	1,009	4%	12%	16%	(1%)	15%
Intellectual Property & Science	894	852	3%	3%	6%	(1%)	5%
Reportable segments	12,123	11,944	-	3%	3%	(2%)	1%
Corporate & Other (includes Reuters News)(2)	331	336	1%	-	1%	(2%)	(1%)
Eliminations	(11)	(13)	-	-	-	-	-
Revenues from ongoing businesses	12,443	12,267	-	3%	3%	(2%)	1%
Other Businesses(1)	689	1,383	n/m	n/m	n/m	n/m	n/m
Consolidated revenues	13,132	13,650	n/m	n/m	n/m	n/m	(4%)

Operating profit (loss)			Margin
Segment operating profit			2012	2011
Financial & Risk	1,082	1,245	15.9%	18.1%
Legal	967	945	29.6%	29.6%
Tax & Accounting	238	215	20.5%	21.3%
Intellectual Property & Science	235	237	26.3%	27.8%
Reportable segments	2,522	2,642	20.8%	22.1%
Corporate & Other (includes Reuters News)(2)	(317)	(301)	-	-
Underlying operating profit	2,205	2,341	17.7%	19.1%
Other Businesses(1)	137	365
Integration programs expenses	-	(215)
Fair value adjustments	(36)	149
Amortization of other identifiable intangible assets	(619)	(612)
Goodwill impairment	-	(3,010)
Other operating gains, net	883	204
Consolidated operating profit (loss)	2,570	(778)

Reconciliation of operating profit (loss) to underlying operating profit and adjusted EBITDA

	Year ended December 31,
(millions of U.S. dollars)	2012	2011	Change
Operating profit (loss)	2,570	(778)	n/m
Adjustments to remove:
Goodwill impairment	-	3,010
Amortization of other identifiable intangible assets	619	612
Integration programs expenses	-	215
Fair value adjustments	36	(149)
Other operating gains, net	(883)	(204)
Operating profit from Other Businesses (1)	(137)	(365)
Underlying operating profit	2,205	2,341	(6%)
Adjustments:
Add: Integration programs expenses	-	(215)
Remove: Depreciation and amortization of computer software (excluding Other Businesses (1))	1,105	1,023
Adjusted EBITDA	3,310	3,149	5%

Underlying operating profit margin	17.7%	19.1%	(140	)bp
Adjusted EBITDA margin	26.6%	25.7%	90	bp

Reconciliation of earnings (loss) attributable to common shareholders to adjusted earnings

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2012	2011	Change
Earnings (loss) attributable to common shareholders	1,989	(1,451)	n/m
Adjustments to remove:
Goodwill impairment	-	3,010
Goodwill impairment attributable to non-controlling interests	-	(40)
Operating profit from Other Businesses (1)	(137)	(365)
Fair value adjustments	36	(149)
Other operating gains, net	(883)	(204)
Other finance (income) costs	(40)	15
Share of post-tax earnings and impairment in equity method investments	(9)	(55)
Tax on above items	251	193
Discrete tax items	(254)	(105)
Amortization of other identifiable intangible assets	619	612
Discontinued operations	(2)	(4)
Dividends declared on preference shares	(3)	(3)
Adjusted earnings	1,567	1,454	8%
Adjusted earnings per share	$1.89	$1.74	9%
Diluted weighted-average common shares (millions)	829.6	835.8

Reconciliation of earnings (loss) from continuing operations to adjusted EBITDA

	Year ended December 31,
(millions of U.S. dollars)	2012	2011	Change
Earnings (loss) from continuing operations	2,040	(1,457)	n/m
Adjustments to remove:
Tax expense	126	271
Other finance (income) costs	(40)	15
Net interest expense	453	448
Amortization of other identifiable intangible assets	619	612
Amortization of computer software	691	649
Depreciation	425	434
EBITDA	4,314	972
Adjustments to remove:
Share of post-tax earnings and impairment in equity method investments	(9)	(55)
Other operating gains, net	(883)	(204)
Goodwill impairment	-	3,010
Fair value adjustments	36	(149)
EBITDA from Other Businesses (1)	(148)	(425)
Adjusted EBITDA	3,310	3,149	5%
Adjusted EBITDA margin	26.6%	25.7%	90	bp

Reconciliation of underlying operating profit to adjusted EBITDA by business segment

	Year ended December 31, 2012			Year ended December 31, 2011
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	1,082	609	1,691	1,245	558	1,803
Legal	967	279	1,246	945	268	1,213
Tax & Accounting	238	114	352	215	95	310
Intellectual Property & Science	235	68	303	237	59	296
Corporate & Other (includes Reuters News) (2)	(317)	35	(282)	(301)	43	(258)
Integration programs expenses	na	na	na	na	na	(215)
Total	2,205	1,105	3,310	2,341	1,023	3,149

** excludes Other Businesses(1)

(1)	Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. Significant businesses in this category include: BARBRI (legal education provider, sold in the second quarter of 2011); Trade and Risk Management (trade and risk management solutions provider to financial institutions, sold in the first quarter of 2012); Healthcare (data analytics and performance benchmarking solutions provider, sold in the second quarter of 2012); Property Tax Consulting (property tax outsourcing and compliance services provider in the U.S., sold in the fourth quarter of 2012); and Corporate Services (provider of tools and solutions that help companies communicate with investors and media, sold in the second quarter of 2013).

	Year ended December 31,
(millions of U.S. dollars)	2012	2011
Revenues	689	1,383

Operating profit	137	365
Depreciation and amortization of computer software	11	60
EBITDA	148	425

(2)	Corporate & Other includes the Reuters News business and expenses for corporate functions and certain share-based compensation costs.

APPENDIX D

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)	2013	2012	2013	2012	2013	2012(1)	2012(1)	2011(1)
Revenues	3,175	3,315	3,163	3,272	3,086	3,181	3,364	3,539
Operating profit (loss)	390	364	597	1,297	316	372	537	(2,609)
(Loss) earnings from continuing operations	(17)	308	256	916	283	451	365	(2,619)
(Loss) earnings from discontinued operations, net of tax	-	(2)	6	(1)	-	2	3	2
Net (loss) earnings	(17)	306	262	915	283	453	368	(2,617)
(Loss) earnings attributable to common shares	(31)	294	248	902	271	441	352	(2,587)

Dividends declared on preference shares	(1)	(1)	(1)	(1)	-	-	(1)	(1)

Basic (loss) earnings per share
From continuing operations	$(0.04)	$0.35	$0.29	$1.09	$0.33	$0.53	$0.41	$(3.12)
From discontinued operations	-	-	0.01	-	-	-	0.01	-
	$(0.04)	$0.35	$0.30	$1.09	$0.33	$0.53	$0.42	$(3.12)
Diluted (loss) earnings per share
From continuing operations	$(0.04)	$0.35	$0.29	$1.08	$0.33	$0.53	$0.41	$(3.12)
From discontinued operations	-	-	0.01	-	-	-	0.01	-
	$(0.04)	$0.35	$0.30	$1.08	$0.33	$0.53	$0.42	$(3.12)

(1)	Amounts restated to reflect retrospective application of amendments to IAS 19, Employee Benefits, and the adoption of IFRS 11, Joint Arrangements. See note 2 of our interim financial statements for the three and nine months ended September 30, 2013 and note 3 of our 2012 annual financial statements for information regarding changes in accounting policies.

Our revenues and operating profits on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs (other than expenses associated with the Reuters integration program that commenced in 2008 and was completed in 2011) are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated revenues and operating profits.

Revenues declined in each of the trailing four quarters compared to the respective prior-year periods, primarily reflecting the impact of divestitures. Revenue performance over these periods also reflected challenges in our Financial & Risk segment, including an overall difficult economic environment. This dynamic was partially offset by growth in our Legal, Tax & Accounting and Intellectual Property & Science segments. Acquisitions contributed to revenue changes. Foreign currency had a negative impact on revenues in the first, second and third quarters of 2013 and no impact in the fourth quarter of 2012. The decrease in net earnings in the third quarter of 2013 reflected lower income tax benefits, as the 2012 period included higher tax benefits from the reversal of uncertain tax provisions and changes in estimates identified during the preparation of prior year income tax returns. The second quarter of 2013 included a gain of approximately $140 million from the sale of our Corporate Services business, which was offset by tax expense of $161 million associated with the consolidation of the ownership and management of our technology and content assets. The net loss in the first quarter of 2013 was due to higher tax expense of $235 million associated with the consolidation of the ownership and management of our technology and content assets. Operating profit in the second quarter of 2012 included gains on sales of businesses of $789 million, primarily from the sale of our Healthcare business. Our results for the fourth quarter of 2011 included a $3.0 billion non-cash goodwill impairment charge related to our financial businesses. Results for 2011 reflected integration program expenses associated with our acquisition of Reuters in 2008. These initiatives were completed in the fourth quarter of 2011.